Exhibit 99.1

Preliminary Report

on the

TEAKO PROPERTY

Kitwanga Area

NTS 103P/1

Lat: 55° 02’ 30” N Long: 128° 20’ 00” W

(at approximate centre of property)

Omineca Mining Division

British Columbia, Canada

Prepared for:

Owlhead Minerals (BC) Corp.

708 - 1155 West Pender St.,

Vancouver, B.C.

V6E 2P4

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

1.0	SUMMARY

The Teako property is centred about 20 kilometres southwest of the community of Kitwanga, in northwestern British Columbia. Owlhead Minerals (BC) Corp. has recently acquired the property for the purpose of mineral exploration but has not yet carried out any exploration on the claims.

The property occurs in a region which is rich in mineral endowment, one which is known both for the number and the variety of mineral deposits, and which is home to a number of important active and past- producing mines. The area has a history of exploration that dates to the discovery of placer gold in the late 1800’s. The property itself is an early-stage exploration property. It was acquired on the basis of new discoveries of mineralization, alteration and veining by the vendor, which have no previous exploration.

The claims are underlain by sediments of the Bowser Lake Group. In the southwest part of the claim block, the Bowser Lake sediments are in contact with a northeast-trending fault-bounded block of sediments belonging to the younger Skeena Group. The Bowser Lake and Skeena Group sediments are intruded by, and hornfelsed by, intrusives of the Coast Plutonic Complex and/or perhaps other ages. The northern contact of the Skeena Group sediments is a major northeast trending fault, which appears to be an important regional control to zones of mineralization in the area.

In 2012, prospector John Kemp discovered a 50 metre wide stockwork/breccia zone on the Teako property. Disseminated sulfides (pyrite, chalcopyrite, galena) are present within the stockwork zone, which is accompanied by a large zone of carbonate-sericite alteration. In a separate area of the property, Mr. Kemp discovered an area of epithermal veining. He also discovered widespread quartz veining and poddy massive sulfides (pyrite, pyrrhotite, chalcopyrite) within sediments on the claims. Only a few rock samples were collected from these new discoveries, with results to 2 g/t Au, 270 g/t Ag and 0.3% Cu. The occurrences have not been examined by a geologist, nor has any systematic sampling been completed.

Based on the regional setting and on these new discoveries, the property almost certainly warrants further work. The author has not visited the property, however, and until snow conditions permit a site visit, cannot make specific recommendations regarding the scope or details for further work. In general, property- wide prospecting, stream sampling, geological mapping, rock sampling and possible soil sampling are typical early-stage exploration methods which would almost certainly be applicable to the Teako property.

-1- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

2.0	INTRODUCTION AND TERMS OF REFERENCE

The author was retained by Owlhead Minerals (BC) Corp. to complete the following report on the company’s Teako property in the Kitwanga area of northwestern British Columbia. The company has recently acquired the property for the purpose of mineral exploration but has not yet carried out any exploration on the claims.

This report is a preliminary report, based solely on published or private data. It is intended to give an overview of the history, physical and geological setting, and to summarize important deposit types and mineral occurrences in the region.

The author is a Qualified Person, as defined by National Instrument 43-101, is independent of Owlhead Minerals (BC) Corp, and has no interest in the Teako property or in any claims in the vicinity of the property. She has not visited the property. A site visit is planned, as soon as snow conditions allow. After a site visit has been completed, this report can be updated to include additional details, including specific recommendations for further work.

3.0	PROPERTY DESCRIPTION AND LOCATION

The Teako property is centred about 20 kilometres southwest of the community of Kitwanga, B.C., on the northwest side of the Skeena River, as shown on Figure 1. The city of Terrace is located 60 kilometres to the south-southwest, while Smithers is situated 75 kilometres to the southeast. The property covers the Belle Vue (103P 032) and Sunset (103P 033) Minfile occurrences and is located on NTS map sheet 103P/1.

The property is centred at latitude 55° 02’ 30” N and longitude 128° 20’ 00” W and covers a total area of approximately 1075 hectares. As listed below in Table 1, the property is comprised of 2 MTO claims situated on Mineral Titles map sheets 103P.009.

Tenure Number	Claim Name	Area (Ha)	Good To Date
1015035		296.49	2013/Dec/4
1015741	Owl	778.46	2014/Jan/6

Table 1 - Claim Information

All of the claims comprising the property are owned by John Kemp and are held under option to Owlhead Minerals (BC) Corp. by an agreement dated December 18, 2012. Under the terms of the agreement, Owlhead can acquire a 100% undivided interest in the property, subject to a 2.5% Net Smelter Return (NSR) interest payable to the vendor, in consideration for a one-time cash payment of $10,000 (paid) and staged share payments totaling 1.5 million shares. The 2.5% NSR royalty can be purchased at any time by the company, for the sum of $1 million.

Annual exploration or development work (“assessment work”) is required to maintain mineral claims in British Columbia in good standing. Annual work commitments are determined by a 4 tier structure, as follows:

$5.00 per hectare for anniversary years 1 & 2

$10.00 per hectare for anniversary years 3 & 4

$15.00 per hectare for anniversary years 5 & 6

$20.00 per hectare for subsequent anniversary years

-2- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

Work completed in excess of the annual requirement may be credited towards future years. In lieu of assessment work, cash payments can be made to maintain title, at a rate of double the value of the assessment work required.

Current expiry dates for the claims comprising the Teako property are listed in Table 1. The Teako claims are in Year 1 of their life, thus requiring a minimum work commitment of $5 per hectare in 2013 and 2014, to maintain them in good standing.

Owlhead Minerals (BC) Corp. holds under-surface rights only to the property. The property is almost entirely covered by crown land. There are two small areas in the extreme eastern part of the property that have privately held surface rights, as shown on Figure 2. Undersurface (mineral) rights to these privately owned lands are held by Owlhead’s mineral claims which overlie them. Access to the lands with privately held surface rights, for mineral exploration purposes, is provided under Section 19 of the Mineral Tenure Act.

There are no formally designated parks within the property. The Seven Sisters Provincial Park is located east of the Skeena River, 6 kilometres southeast of the Teako property. The Seven Sisters Protected Area adjoins the provincial part to the northwest, extending from the park boundary north to the Skeena River. Kitwanga Mountain Provincial Park is located 10 kilometres northeast of the Teako property, north of the Skeena River and west of the community of Kitwanga.

The Teako property is situated within the traditional territory of the Gitxsan First Nation. A treaty between the Canadian and British Columbia governments and the Gitxsan has not been settled. As shown on Figure 1,five Indian Reserves are located in the general vicinity of the property, the Koonwats 7 reserve, 2 kilometres to the south of the property on the southeast side of the Skeena River, and the Gitwangak 1 and 2,Kits-ka-haws 6 and Tum-bah 5 reserves at or near Kitwanga.

A permit from the Ministry of Forests, Lands and Natural Resource Operations is required for any exploration or development work involving mechanized ground disturbance. A separate permit is required for timber disturbance necessary to carry out the work program. As of the effective date of this report, there is no valid work permit for the site, nor has application been made for one.

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

There is good road access to the Teako property. The community of Kitwanga is located at the junction of Highways 16 and 37. From here, the Cedarvale road provides access along the west-northwest side of the Skeena River to the property area. Portions of the property have been clearcut logged and numerous logging roads, which are accessed from the Cedarvale road, provide road access to the claims.

Power is available within 1 kilometre of the property boundary. CN’s main BC North rail line follows the west side of the Skeena River between Kitwanga and Terrace, and is similarly located within 1 kilometre of the Teako property boundary.

Limited services are available in Kitwanga and in Hazelton. Smithers is a major supply centre, located 130 kilometres by road from the Teako property. Most services needed for exploration, including an skilled labour force, are available in Smithers. The closest (by road) full-service airport to the property is also located in Smithers.

The property is situated on the moderate southeast-facing slope, west of the Skeena River, between Insect and Wilson Creeks. Elevations range from about 300 metres, in the southeast part of the property, to about 1250 metres in the northwest.

-3- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

5.0	HISTORY

The area encompassing the Teako property has a history of exploration that dates to the late 1800’s. Hazelton, approximately 50 kilometres upstream on the Skeena River from the property, was the furthest point that the river was navigable by sternwheeler. As such, this became a staging area for prospectors travelling north to the Omineca gold rush (1869-1873).

In 1884, placer gold was discovered on Lorne Creek, a tributary to the Skeena, about 20 kilometres downstream from the Teako property. Placer gold was later discovered on Fiddler and Kleanza Creeks, and on other local tributaries to the Skeena River. Placer mining operations were active in the area in the late 1800’s and early 1900’s, and particularly on Lorne Creek where on an ancient channel was discovered a short distance north of the modern creek channel. The gold here is coarse gold, of local origin. Small-scale placer mining has also been done on various bars on the Skeena River, downstream of Hazelton.

In terms of bedrock mineral occurrences, Kindle (1937) comments that “The area is noted for the number and variety of its mineral deposits”. A description of some of the more significant deposits and deposit styles is contained in Section 7 of this report.

5.1	Teako Property Exploration History

The Teako property is a grass-roots property, with limited previous exploration. The property was staked to cover a new discovery of mineralization by the vendor, made in 2012. Rock samples from this new discovery returned results up to 2 g/t Au, 270 g/t Ag and 0.3% Cu.

There is no record of any previous drilling on the property and Owlhead Minerals (BC) Corp. has not completed any exploration on the claims. The property covers 2 Minfile occurrences, with only a small amount of documented historic work as detailed below.

Mention is made of the Belle Vue occurrence (Minfile 103P 032) in the 1925 Minister of Mines Annual Report. A number of quartz veins, ranging up to 1.2 metres in width, were discovered. Copper staining was noted in one vein.

In the 1929 Minister of Mines Annual Report, a brief description of the Sunset occurrence is given (Minfile 103P 033). An open cut exposes a shear vein that trends 320°/80SW. About 30 metres southeast of the open cut, and 10 metres lower in elevation, an adit was started on a narrow flat-lying vein. The shear zones are hosted by argillite and sandstone and are sparsely mineralized with pyrite and chalcopyrite.

In 2012, prospector John Kemp discovered a 50 metre wide stockwork/breccia zone on the Teako property. Disseminated sulfides (pyrite, chalcopyrite, galena) are present within the stockwork zone, which is accompanied by a large zone of carbonate-sericite alteration. In a separate area of the property, Mr. Kemp discovered an area of epithermal veining. He also discovered widespread quartz veining and poddy massive sulfides (pyrite, pyrrhotite, chalcopyrite) within sediments on the claims. Only a few rock samples were collected from these new discoveries, with results to 2 g/t Au, 270 g/t Ag and 0.3% Cu. The occurrences have not been examined by a geologist, nor has any systematic sampling been completed.

-4- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

6.0	GEOLOGICAL SETTING

6.1	Regional and Local Geology

The following description of the regional geological setting is summarized from information presented by various authors, including Tipper and Richards (1976), Carter (1981), and Smith and Mustard (2005).

The Teako property is located in the Bulkley Range, east of the Coast Mountains. It sits near the southern edge of the Bowser Basin, a 300 kilometre long by 200 kilometre wide sedimentary basin that formed along the North American continental margin during the mid-Jurassic. Sediments within the basin sit directly on the Devonian to Middle Jurassic rocks of Stikinia, a terrane which accreted to North America in the early to mid-Jurassic. The island arc volcanic rocks of the Upper Triassic Takla Group and Lower to Middle Jurassic Hazelton Group are part of Stikinia. These rocks are intruded by a series of Upper Triassic to Middle Jurassic intrusives (the Topley intrusions).

Clastic rocks of the Middle to Upper Jurassic Bowser Lake Group unconformably overlie the arc assemblages. The Bowser Lake Group is, in turn, unconformably overlain by marine and non-marine sediments of the early to mid-Cretaceous Skeena Group and the late Cretaceous Kasalka (and Sustut) Groups. Together these rocks form what is referred to as the Overlap Assemblage.

The Bowser Lake Group is a thick assemblage of marine and non-marine sediments, including shale, siltstone, sandstone and conglomerate, and minor inter-bedded andesite flows, breccias and tuffs. Sediments of the Bowser Lake Group were derived primarily from the oceanic Cache Creek terrane to the east, and were deposited in the Bowser Basin and in numerous smaller fault-bounded basins. Regional bedding is flat to gently dipping, although locally the sediments may be highly deformed.

A major hiatus in deposition occurred between the Jurassic and the Cretaceous. Early to mid-Cretaceous sediments were deposited south of the Bowser Basin, and include marine and non-marine sediments (greywacke, sandstone, shale, conglomerate, coal) and lesser volcanic rocks of the Skeena Group. Sediments and volcanics deposited south of the Bowser Basin in the late Cretaceous rocks belong to the Kasalka Group. East of, and in-part overlying, the Bowser Basin, sediments of the Sustut Group rocks were deposited in the Sustut Basin during the mid to late Cretaceous.

The Bowser Lake, Skeena, Kasalka and Sustut Group rocks are intruded by a series of late Cretaceous stocks and small batholiths of granodiorite to quartz monzonite composition, known as the Bulkley intrusions. The Bulkley intrusions occur within a belt some 300 kilometres long by 80 kilometres wide, which includes the Teako property, and are associated with a number of significant mineral deposits (i.e. Rocher Deboule, Huckleberry, Davidson).

The Bulkley intrusions are typically high-level, small to medium-sized bodies (usually 1-5 kilometres in diameter). Their final emplacement appears to have been structurally controlled, as the intrusives are commonly located along, or adjacent to, steep north to northwest-trending faults (Carter, 1981). Local doming of country rock occurs adjacent to some intrusions. Contact aureoles typically extend outwards for 400-1000 metres from the margins of intrusions.

-5- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

Late Cretaceous and Tertiary intrusives of the Coast Plutonic Complex, widespread west of Terrace, occur with decreasing abundance, east to the area of the Teako property. A small intrusive of the Coast suite is mapped in the Cedarvale area, south of the property and southeast of the Skeena River. Intrusives in the Seven Sisters area also belong to the Coast suite of intrusives.

Calc-alkaline volcanic rocks of the Eocene-aged Ootsa Lake and Eocene to Miocene Endako Groups in part overlie the earlier rocks. The granodiorite, quartz diorite and quartz monzonite Babine suite of intrusions were also emplaced during the Eocene, and are age-equivalent to the Ootsa Lake Group. The Babine intrusives occur as stocks, dikes and sills, and their emplacement is commonly fault controlled. Regionally, copper-gold and molybdenum porphyry style mineralization is associated with these intrusives (i.e. Bell, Granisle, Morrison, Louise Lake, Mount Thomlinson). High-grade vein-type mineralization is also associated with the Babine intrusives (i.e. Silver Standard).

The most prominent regional structural feature is a series of major north-northwest trending block faults which have controlled the location of the major mountain/valley systems, as well as many of the intrusives and mineral deposits.

6.2	Teako Property Geology

The geology of the Teako property is known only in a very general sense. The property is underlain by sediments (argillite, siltstone, greywacke, conglomerate) of the Bowser Lake Group. In the southwest part of the claim block, the Bowser Lake sediments are in contact with a northeast-trending fault-bounded block of coarse clastic sediments of the Kitsuns Creek Formation (part of the younger Skeena Group). The northern contact of the Skeena Group sediments is a major northeast trending fault, which appears to be an important regional control to zones of mineralization in the area. On the Teako property, the Belle Vue and Sunset occurrences are localized along this structure. The newly discovered stockwork/breccia zone also appears to be, in general, localized along this fault.

The Bowser Lake and Skeena Group sediments are intruded by, and hornfelsed by, intrusives of the Coast Plutonic Complex and/or perhaps other ages. A diorite intrusion is located approximately 400 metres to the north of the newly discovered stockwork/breccia zone. Rhyolite dykes are associated with mineralization in the Whiskey Creek area, on the southeast side of the Skeena River, in the vicinity of the property.

7.0	DEPOSIT TYPES

The Teako property occurs in a region which is rich in mineral endowment, one which is known both for the number and the variety of mineral deposits, and which is home to a number of important active and past-producing mines. A discussion of mineralization and deposit styles in the region is useful in indicating possible metallogenic models that could be applicable on the Teako property.

Polymetallic Vein (Pb-Zn-Ag +/- Au) Deposits

Polymetallic veins are a common deposit type in the region, and, in fact, rank as the most common deposit type in British Columbia. Veins are sulfide-rich, with a gangue of predominantly quartz and/or carbonate. Pyrite is common and principle ore minerals include galena, sphalerite, sulfosalts, native silver, chalcopyrite, arsenopyrite and stibnite. Individual veins can vary from a few centimetres to in excess of 3 metres in width and can extend for up to 1000 metres along strike and down dip. Veins commonly split and splay forming sets of multiple veins, or break into broad stockwork or breccia zones to 10’s of metres in width. Wall rock alteration around vein systems is limited, typically extending a few metres or less from veins.

-6- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

Polymetallic veins can be hosted by any rock type and are especially common peripheral to porphyry deposits, where they are genetically related to the same intrusive host. Where host rocks are sediments, veins are typically emplaced along faults and fractures. Where an intrusive source is present, the veins are commonly located in the country rock close to the intrusive contact (Lefebure and Church, 1996).

Numerous occurrences of polymetallic veining, associated with intrusives of the Babine and Bulkley suites, are known in the region and in the immediate vicinity of the Teako property. At the historic Silver Standard mine just north of Hazelton, a total of 205,000 tonnes, at an average grade of 1161 g/t Ag, 2.3 g/t Au, 6% Zn and 3.9% Pb was mined from a series of quartz and quartz-carbonate veins during the period 1913-1922 and 1948-1989. Veins are hosted within a thick section of Bowser Lake Group sediments, which have been cut by small granitic intrusive bodies of the Eocene Babine suite. Quartz veins, averaging 0.3 - 0.9 metres in width, occupy northeast trending fault zones. A series of parallel, northeast trending, moderate to steeply southeast dipping veins, lie within a 1600 metre zone trending 110°. The most productive veins occur near the center of a domed area on the west limb of a broad anticline. Veins are mineralized with sphalerite, pyrite, arsenopyrite, galena, pyrrhotite, tetrahedrite and chalcopyrite. A characteristic tan coloured carbonate (+ silica, feldspar) alteration envelope is present around the veins (Kindle, 1940; Minfile 093M 049). The host rocks, vein style and general setting at the Teako Property have similarities to the Silver Standard veins.

The historic Cronin-Babine mine northeast of Smithers is another local example of polymetallic veining. Sulfide mineralization occurs as disseminations in the host rock, in quartz stockworks, and in massive sulfide and quartz-sulfide shear veins. These veins typically strike northeast, dip moderately to the northwest, and range in width from 0.3-1.0 metres. Mineralization is hosted by Bowser Lake Group sediments and by Eocene rhyolite intrusives which cut the sediments. Historic production from the Cronin mine (1917 - 1974) is approximately 26,000 tonnes grading 316 g/t Ag, 5.9% Zn, 5.3% Pb and 0.34 g/t Au (Minfile 093L 127).

Just south of Hazelton, in the Rocher Deboule District, sediments of the Bowser Lake Group are hornfelsed and intruded by porphyritic granodiorite of the Bulkley intrusive suite. Tungsten (+/- copper, silver, gold, lead and zinc) mineralization occurs in veins and pegmatite zones, that are genetically related to the intrusions. Veining occurs primarily within the intrusive rocks, but does extend a short distance into the surrounding hornfelsed sediments. At the Rocher Deboule and Victoria mines, some 123,000 tonnes was mined from 1915-1954, at an average grade of 21.5 g/t Ag, 1.3 g/t Au, 2.3% Cu and 0.03% W. Ore is primarily chalcopyrite in a quartz-hornblende gangue, with variable amounts of magnetite, pyrrhotite, arsenopyrite, pyrite, tetrahedrite and molybdenite. At the Red Rose mine, just over 100,000 tonnes averaging 0.97% W was produced between 1942 and 1954, primarily from a single quartz-rich pegmatite vein (Kindle, 1940; Minfile 093M 067, 071, 072).

Porphyry Copper (+/- Gold, Molybdenum) Deposits

Porphyry deposits are large bulk-mineable deposits that are genetically related to, and occur within or adjacent to, porphyritic intrusions. Mineralization occurs as stockworking veins, veinlets and closely spaced fractures, or as disseminations. The mineralization occurs within large zones of hydrothermally altered rock (up to 10 square kilometres in size), with characteristic, large-scale zoned metal and alteration assemblages. Higher grade zones of mineralization occur within larger areas of lower grade mineralization and deposit boundaries are determined by economic factors.

-7- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

Porphyry deposits are classified as alkalic or calc-alkalic, on the basis of host rock chemistry. Calc-alkalic porphyry copper-molybdenum and alkalic porphyry copper-gold deposits are both important deposit types within B.C. Examples of calc-alkalic deposits include the world-class Highland Valley deposits south of Kamloops, the Bell and Granisle deposits near Smithers, and the Huckleberry mine south of Houston. Examples of significant alkalic copper-gold porphyry deposits in B.C. include Mt. Polley, Mt. Milligan, Red Chris and Galore Creek.

B.C. calc-alkalic porphyry deposits range in size from less than 50 million tonnes to greater than 900 million tonnes, with grades in the range of 0.2-0.5% Cu, <0.1-0.6 g/t Au, 1-3 g/t Ag and trace to 0.04% Mo. Typical B.C. alkalic porphyry deposits range in size from less than 10 million tonnes to greater than 300 million tonnes, with grades in the range of 0.2-1.5% Cu, 0.2-0.6 g/t Au and > 2 g/t Ag. Mo content is negligible. (Panteleyev, 1995a,b; Sinclair, 2007).

Numerous important porphyry deposits and occurrences of the calc-alkalic type are known in the vicinity of the Teako property (Carter, 1981). In the Babine Lake area northeast of Smithers, more than a dozen such deposits or occurrences are known, of which the largest mined to date have been the Bell and Granisle deposits. A combined total of 130 million tonnes at an average grade of 0.4% Cu, 0.15 g/t Au and 0.75 g/t Ag was produced from the Bell and Granisle Mines from 1966-1992. Mineralization is associated with Eocene-aged Babine intrusions (Dirom et al, 1995). The Morrison - Hearne Hill deposit, located about 20 kilometres north of the Bell mine, is another examples of calc-alkalic copper-gold porphyry style mineralization associated with Babine intrusions (Ogroyzlo et al, 1995). The deposit contains a measured plus indicated resource of 238 million tonnes grading 0.37% Cu and 0.18 g/t Au. Citing concerns for the Morrison Lake sockeye salmon population, late in 2012 the BC government denied Pacific Booker Minerals Inc. the Environmental Assessment Certificate that the company required to develop the proposed 30,000 tonne per day open pit mine, (Pacific Booker Minerals news release, October 1, 2012).

The Huckleberry deposit, south of Houston, is an example of calc-alkalic porphyry copper-molybdenum mineralization in the region which is associated with the Bulkley suite of intrusives. Huckleberry is an active open pit mine, which is currently producing at an average rate of 16,000 tonnes per day. It is owned 50% by Imperial Metals Corp. and 50% by a consortium of Japanese companies. Nearby, Gold Reach Resources has been aggressively exploring the Seel and Ox porphyry deposits on their Ootsa property, and has recently announced an Inferred Resource for the Seel deposit of 67.7 million tonnes grading 0.21% Cu, 0.17 g/t Au, 0.015% Mo and 2.02 g/t Ag (or 0.39% CuEq), using a cut-off grade of 0.2% CuEq. There is an additional Inferred Resource (for the combined Seel and Ox deposits) of 463.5 million tonnes at a grade of 0.31% CuEq, at the same cut-off grade (Gold Reach Resources news release, Feb. 19, 2013).

Another calc-alkalic porphyry occurrence in the region is Victory Mountain Ventures’ Louise Lake property west of Smithers, which contains an Indicated Resource of 6 million tonnes grading 0.21% Cu, 0.2 g/t Au, 0.006% Mo and 0.98 g/t Ag (or 0.37% CuEq), plus an Inferred Resource of 141 million tonnes grading 0.43% CuEq (both assuming a 0.25% CuEq cut-off grade) (www.victorymv.com)

Porphyry Molybdenum Deposits

Porphyry molybdenum deposits belong to the same general category of deposit as the porphyry copper deposits described above. Mineralization occurs as stockworks of molybdenite-coated fractures and molybdenite-bearing quartz veinlets, in felsic intrusives and surrounding country rock. Deposits tend to be low grade, but very large. Typical BC examples range from 30 to 300+ million tonnes in size, with grades ranging from 0.09 to 0.11% Mo (Sinclair, 1995).

-8- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

The largest developed BC porphyry molybdenum deposit is the active Endako mine, located approximately 115 kilometres southeast of the Teako property. Mining has been ongoing at Endako since 1965 and the mine has a projected life through at least 2025. Thompson Creek Metals recently commissioned a new milling facility and is currently mining the deposit at a rate of 50,000 tonnes per day. Production (1965-2010) from Endako totals 392 million tonnes grading 0.06% Mo. As of 2011, the mine had Proven and Probable Reserves totaling 300 million tonnes at a grade of 0.046% Mo (Minfile 093K 006; www.thomsponcreekmetals.com).

Another example of porphyry molybdenum mineralization in the region is the Davidson prospect on Hudson Bay Mountain near Smithers. There, porphyry-style molybdenum mineralization is hosted by altered Hazelton Group volcanics, and by granodiorite and quartz porphyry intrusives of the Bulkley suite. The deposit is located 300 to 450 metres below surface and is accessed via a 2 kilometre long tunnel. In 2007, Thompson Creek Metals Company Inc. conducted a feasibility study on the Davidson deposit. A combined Measured and Indicated Resources of 77.2 million tonnes grading 0.169% Mo at a cut-off grade of 0.12% Mo was reported (Carter, 1981; Thompson Creek Annual Report 2007; www.thompsoncreekmetals.com).

Porphyry molybdenum mineralization also occurs at Mount Thomlinson, about 40 kilometres north of Hazelton, at the Lucky Ship deposit south of Houston, and at the Kitsault deposit at Alice Arm. In the immediate vicinity of the Teako property, porphyry molybdenum mineralization is known in the Sedan Creek area. Molybdenum mineralization has also been noted on fractures in granitic intrusive along the southeast bank of the Skeena River, about 3 kilometres upstream from Cedarvale, as well as southwest of the property near the headwaters of South Lorne Creek.

Epithermal Au-Ag Deposits (and Transitional Epithermal-Porphyry Deposits)

Epithermal deposits are epigenetic deposits, typically hosted by coeval or older volcanic rocks, which result from high-level hydrothermal systems. Ore bodies tend to be steeply-dipping, upward-flaring veins which are localized along structures. Mineralization may also occur in permeable lithologies. Vein systems can be laterally extensive, with strike extents commonly exceeding 1000’s of metres. Within these laterally extensive vein systems, ore shoots have a relatively restricted vertical extent (100’s of metres) and are commonly localized at dilation zones along structures. Deposits are characterized as high, intermediate or low-sulfidation systems, based on alteration, gangue and ore mineral assemblages.

In epithermal deposits, ore-bearing minerals occur within quartz (+/- chalcedony, calcite, fluorite, barite, adularia, illite) veins, stockworks and breccias. The veins commonly exhibit open-space filing and multi- episodic textures. Common metallic minerals include native gold, electrum, argentite and pyrite with lesser amounts of sphalerite, chalcopyrite, galena, tetrahedrite and sulfosalts. Proximal to veins, alteration consists of silicification, argillic and advanced argillic assemblages. Propylitic alteration occurs distally and at depth (Panteleyev, 1996a,b; Simmons et al, 2005).

Epithermal and porphyry mineralizing systems both rely on a large hydrothermal system and a heat- source to drive the hydrothermal system. Some epithermal deposits are located above, or distal from, intrusion-related porphyry mineralization. In these cases, a continuum exists between the near-surface epithermal environment and the at-depth porphyry environment. The character of veining, alteration and mineralization of epithermal veins changes with depth and proximity to the intrusive heat source These deeper deposits are referred to as “subvolcanic Cu-Au-Ag (As-Sb)” deposits, or as “transitional porphyry - epithermal” deposits (Panteleyev, 1992, 1995c).

There are a number of mineral occurrences in the region which belong to the epithermal or transitional epithermal-porphyry classification of deposit and which support the potential for the Teako property to host mineralization of this type. The most significant deposit of this style in the region is the past- producing Premier mine, approximately 75 kilometres to the northwest, near Stewart. Historic production (1918 - 1996) from the Premier mine totals 6.6 million tonnes grading 9.4 g/t Au and 200 g/t Ag, plus minor amounts of lead, zinc and copper (Minfile 104B 054).

-9- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

The Kalum property, 20 kilometres southwest of the Teako property, hosts a number of high-grade gold-bearing vein occurrences. In recent years, Eagle Plains Resources (and various joint venture partners) have carried out a significant amount of work on the property to explore both for high-grade gold-bearing veins, and for lower-grade bulk-tonnage gold mineralization. The property is underlain by Bowser Lake Group sediments which have been intruded by quartz monzonite, granodiorite and diorite intrusions of the Coast Plutonic suite. Zones of mineralization on the property are typically associated with the contact between the sediments and the intrusives. Hutter (2012) believes that, at least some of the mineralization on the property, best fits a transitional epithermal-porphyry model. Other zones of mineralization may be better characterized as polymetallic vein occurrences.

Other epithermal occurrences in the region occur in the Alice Arm area, 45 kilometres to the northwest of the Teako property, and in the Equity Silver area south of Houston, 75 kilometres to the southeast.

8.0	CONCLUSIONS AND RECOMMENDATIONS

The Teako property is located in a highly prospective region, and one which is well known for the quality, quantity and diversity of mineral deposits. Apart from minor physical work to explore quartz veins in the 1920’s, there is no record of any historical work on the property. New prospecting discoveries were made on the claims in 2012. Elevated gold, silver and copper values were returned from initial samples collected by the vendor from these new discoveries. Based on the regional setting and on these new discoveries, the property almost certainly warrants further work.

Until a site visit has been completed, I am unable to make specific recommendations regarding scope and details of a recommended work program. In general, property-wide prospecting, stream sampling, geological mapping, rock sampling and possible soil sampling are typical early-stage exploration methods which would almost certainly be applicable to the Teako property.

-10- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

9.0	REFERENCES

Annual Reports for the B.C. Minister of Mines

1925 p. A130-131; 1929 p. C154.

Carter, N.C., 1981.

Porphyry Copper and Molybdenum deposits, West-Central British Columbia, BC Geological Survey Branch Bulletin 64.

Dirom, G., M. Dittrick, D. McArthur, P. Ogryzlo, A. Pardoe and P. Stothart, 1995.

Bell and Granisle Porphyry Copper-Gold Mines, Babine Region, west-central British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America, CIM Special Volume 46, Editor, T. Schroeter, p. 256-289.

Hutter, J.M., 2012.

Technical Report for the Kalum Property, Skeena Mining District, Northwestern B.C., for Clemson Resources Corp., February 22, 2012.

Kindle, E.D., 1937.

Mineral Resources, Usk to Cedarvale, Terrace Area, Coast District, British Columbia, Geological Survey of Canada, Memoir 212.

Kindle, E.D., 1940.

Mineral Resources, Hazelton and Smithers Areas, Cassiar and Coast Districts, British Columbia; Geological Survey of Canada, Memoir 223.

Lefebure, D.V. and Church, B.N., 1996.

Polymetallic Veins Ag-Pb-Zn +/- Au, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy, T., Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, p. 67-70.

Minfile

103P 032 (Belle Vue), 103P 033 (Sunset).

Ogryzlo, R., G. Dirom and P. Stothart, 1995.

Morrison - Hearne Hill copper-gold deposits, Babine region, West-Central British Columbia, in Porphyry Deposits of the Northwestern Cordillera of North America, CIM Special Volume 46, T. Schroeter, Editor, p. 290-303.

Panteleyev, A., 1992.

Copper-Gold-Silver Deposits Transitional between Subvolcanic Porphyry and Epithermal Environments, in Geological Fieldwork 1991, BC Ministry of Energy and Mines, Paper 1992-1, p. 231-234.

*Assessment Reports referenced are available on-line at http://aris.empr.gov.bc.ca/

  Minfile reports referenced are available on-line at http://minfile.gov.bc.ca/searchbasic.aspx

 Annual Reports of the BC Minister of Mines and other BC Geological Survey publications are available on-line at http ://www. empr. gov.bc.ca/Mining/Geoscience/PublicationsCatalogue/

 Geological Survey of Canada publications are available on-line at http://geoscan.ess.nrcan.gc.ca/geoscan-index.html

-11- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

Panteleyev, A., 1995a.

Porphyry Cu+/-Mo+/-Au, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, p. 87-92.

Panteleyev, A., 1995b.

Porphyry Cu-Au - Alkalic, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, p. 83-86.

Panteleyev, A., 1995c.

Subvolcanic Cu-Au-Ag (As-Sb), in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Employment and Investment, Open File 1995-20, p. 79-82.

Panteleyev, A., 1996a.

Epithermal Au-Ag-Cu: High Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, p. 37-39.

Panteleyev, A., 1996b.

Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, p. 41-44.

Simmons, S., N. White, and D. John, 2005.

Geological Characteristics of Epithermal Precious and Base Metal Deposits, in Economic Geology 100th Anniversary Volume, M. Hannington, Editor, p. 485-522.

Sinclair, W.D., 1995.

Porphyry Mo (Low-F-type), in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Employment and Investment, Open File 1995-20, p. 93-96.

Sinclair, W.D., 2007.

Porphyry Deposits, in Mineral Deposits of Canada: A Synthesis of Major Deposit Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods, Goodfellow, W.D., Editor, Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 223-243.

Smith, G.T. and P S. Mustard, 2005.

The Southern Contact of the Bowser Lake and Skeena Groups: Unconformity or Transition?, in BC Ministry of Energy and Mines, Summary of Activities 2005, p. 152-256.

Tipper, H.W. and T.A. Richards, 1976.

Jurassic Stratigraphy and History of North-Central British Columbia, Geological Survey of Canada Bulletin 270.

-12- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Owlhead Minerals (BC) Corp.
Teako Property: Preliminary Report	February 22, 2013

10.0	STATEMENT OF QUALIFICATIONS ANB SIGNATURE PAGE

I, Linda J. Caron, certify that:

1.	I am an independent consulting geologist residing at 717 75th Ave (Box 2493), Grand Forks, B.C., VOH 1H0.

2.	I obtained a B.A.Sc. in Geological Engineering (Honours) in the Mineral Exploration Option, from the University of British Columbia (1985) and graduated with a M.Sc. in Geology and Geophysics from the University of Calgary (1988).

3.	I have practised my profession since 1987 and have worked in the mineral exploration industry since 1980. I have done extensive geological work in British Columbia, both as an employee of various exploration companies and as an independent consultant.

4.	I am a member in good standing with the Association of Professional Engineers and Geoscientists of B.C. with professional engineer status.

5.	I have not visited the Teako property. This report is based strictly on a literature review.

6.	I have no direct or indirect interest in the property described herein, or in Owlhead Minerals (BC) Corp., nor do I expect to receive any.

7.	I am a Qualified Person and independent of Owlhead Minerals (BC) Corp. as defined by National Instrument 43-101.

8.	I accept responsibility for all sections of this report.

9.	This report is a preliminary report only. It does not conform to NI43-101 standards and is not suitable for filing with any stock exchange and other regulatory authority, or for publication for regulatory purposes.

Signed at Grand Forks, B.C., this 22nd day of February, 2013.

-13- L.J. Caron, M.Sc., P.Eng. Consulting Geologist

Teako Property Map

MineralTitles OnlineBC
1003123
1003062
GITANYOW 2
103P.018
103P.019
103P.020
93M.011
Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
Kitwanga Mtn. Prov. Park
1000562
KITWANGA
GITWANGAK 1
GITWANGAK 2
To Smithers
TUM-BAH 5
KITS-KA-HAWS 6
TEAKO PROPERTY
1015035
1015741
103P.008
103P.009
103P.010
93M.001
Seven Sisters Protected Area
KOONWATS 7
CEDARVALE
Seven Sisters Provincial Park
SEVEN SISTERS
PEAKS
103I.098
103I.099
103I.100
93L.091
1007622
To Terrace
0
2.75
5.5 km.
Map center: 55°4' N, 128°11' W
Legend
MINFILE Status
Producer
Past Producer
Developed Prospect
All others
Indian Reserves
National Parks
Conservancy Areas
Parks
Federal Transfer Lands
Mineral Tenure (current)
Mineral Claim
Mineral Lease
Mineral Reserves (current)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
First Nations Treaty Related Lands
First Nations Treaty Lands
Survey Parcels
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areaof Exclusion
Scale: 1:150,000

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

FIGURE 1

MineralTitles OnlineBC

Teako Property

Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
Legend
MINFILE Status
Producer
Past Producer
Developed Prospect
All others
Indian Reserves
National Parks
Conservancy Areas
Parks
Federal Transfer Lands
MTO Grid (MTO)
Mineral Tenure (current)
Mineral Claim
Mineral Lease
First Nations Treaty Related Lands
First Nations Treaty Lands
Integrated Cadastral Fabric
Crown Land Leases
Crown Land Lease - Application
Crown Land Lease - Tenure
Survey Parcel Right of Ways
Survey Parcels
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areaof Exclusion
Areaof Indefinite Contours
Annotation (1:20K)
Scale: 1:25,000
Areas of the property with privately held surface rights
1015741
1015035
Sunset
Belle Vue
TRAIL
RES
0
450
900 m.
Map center: 55° 2' 31" N, 128° 20' 22" W

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

FIGURE 2